FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 26TH, 2018

1.         DATE, TIME AND PLACE: on March 26th, 2018, at 09:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The Meeting was duly called pursuant to paragraphs first and second of article 15 of the Bylaws and sole paragraph of articles 7th and 8th of the Internal Regulation of the Board of Directors. Were present the majority of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Luiz Nelson Guedes de Carvalho, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira.

4.         AGENDA: Analysis and deliberation about the declaration of distribution and payment of interest on shareholders´ equity, in accordance with article 36, paragraph fourth, of the Company´s By-Laws.

5.    RESOLUTIONS: As the meeting was commenced, Messrs. Members of the Board examined the item contained in the Agenda and decided the following deliberation unconditionally:

5.1  Analysis and deliberation about the declaration of distribution and payment of interest on shareholders´ equity, in accordance with article 36, paragraph fourth, of the Company´s By-Laws: Messrs. Members of the Board, in accordance with article 36, paragraph fourth of the Company´s By-Laws, deliberated to approve, ad referendum of the Company’s Annual and General Shareholders Meeting destined to appreciate the financial statement referred to the fiscal year ended in December 31st, 2017, the payment of interest on shareholders´ equity referred to the period between  July 1st, 2017 and December 31st, 2017, in the gross amount of R$ 91,098,624.98 (ninety one million, ninety eight thousand, six hundred and twenty four Reais and ninety eight cents), corresponding to R$ 0.321878444 for ordinary share and R$ 0.354066288 for preferential share (“JCP”), being deducted the amount corresponding to Withholding Income Tax (IRRF), in accordance with the valid Law, with the exception to the immune and/or exempt shareholders. The Members of the Board deliberated also to approve that the payment of JCP over the shareholders issued by the Company negotiated by B3 S.A - Brasil, Bolsa, Balcão, as well as over the other shares registered before Itaú Corretora de Valores S.A. (“Brazilian Shares”) shall be done on May 25th, 2018, based on the shareholders´ position of March 29th, 2018. JPMorgan Chase Bank, as custodian of the American Depositary Receipts representing preferred shares issued by the Company ("ADR"), will be responsible for indicating the dates and operational procedures for payment of the JCP to the holders of ADR. JCP will be charged to the amount of the mandatory minimum dividend related to the fiscal year ending December 31, 2017.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, March 26th, 2018. Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Ana Paula Tarossi Silva. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Luiz Nelson Guedes de Carvalho, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Ana Paula Tarossi Silva Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 26, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.